SCIENTIFIC CERTIFICATION SYSTEMS
 Park Plaza Building, 1939 Harrison Street, Suite 400, Oakland, California 94612
          Tel 510 832-1415; Fax 510 832-0359; Web: http://www.scsl.com



19 June 1997

Mr. Gary Haer
Soy Environmental Products, Inc.
9135 Barton St.
Overland Park, Kansas 66214
FAX:     913-599-2923
PHONE:   913-599-0800


Dear Mr. Haer:

Congratulations on the certification of your five products. With this comes original certificates attesting to the final certification of each product and the art work for carrying the SCS environmental label (logo and claims language) on your product label and in your marketing literature.

Please remember, these product certifications are for the five product formulations that you have submitted without a fragrance or reodorant. I look forward to modifying your certifications in the near future to include a fragrance or reodorant as soon as you are able to find one that meets SCS criteria.

I have mailed the art work for use on your product labels directly to Dawn Cochran of Osborn and Barr per your instructions. I sent Dawn both hard copy and electronic copy as requested. She should have both by Friday 20 June 1997.

Again, Congratulations!!!!

Please let me know if there is anything else I can do to be of service to you and your company.


Sincerely,

/s/ Chet Chaffee

Chet Chaffee
SCS